                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                                   (Mark One)

              [ X ] Annual Report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001

               [ ] Transition Report pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934

             For the transition period from _________ to ___________

                         Commission file number 0-14745

         A.     Full title of plan: Sun Bancorp, Inc. 401(k) Plan
         B. Name of issuer of the service held pursuant to the plan and the address of its principle executive office:


                                Sun Bancorp, Inc.
                            2-16 South Market Street
                           Selinsgrove, PA 17870-0057
                                 (570) 374-1131

                     Page 1 of ___ Sequentially Number Pages
                       Index to Exhibits Found on Page ___

                          SUN BANCORP, INC. 401(k) PLAN

                                Table of Contents

Independent Auditors' Report...................................................

Financial Statements:
        Statement of Net Assets Available For Benefits.........................
        Statement of Changes in Net Assets Available For Benefits..............
        Notes to Financial Statements..........................................

Supplemental Schedule

        4i  Schedule of Assets Held For Investment Purposes

Required Information...........................................................

Exhibits

        Exhibit 23.1 - Consent of Kronick Kalada Berdy & Co., P.C..............
        Exhibit 23.2 - Consent of Parente Randolph, P.C........................

                              REQUIRED INFORMATION

     The Statement of Net Assets Available for Plan Benefits of the Plan as of December 31, 2000 and the related Statement of Changes in Net Assets Available for the Plan Benefits and supplemental schedules for the year ended December 31, 2001, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Sun Bancorp, Inc. 401(k) Plan

                                        By: /s/ Mary Jane Mitterling
                                            --------------------------
                                            Mary Jane Mitterling
                                            Administrator

        Dated: June 28, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.

       23.1         Consent of Kronick Kalada Berdy & Co., P.C.

       23.2         Consent of Parente Randolph, P.C.

                          SUN BANCORP, INC. 401(K) PLAN

                                   YEAR ENDED
                                DECEMBER 31, 2001
                       (with comparative December 31, 2000
                                  information)


                                   [KKB LOGO]

                          SUN BANCORP, INC. 401(K) PLAN

                          YEAR ENDED DECEMBER 31, 2001
                (with comparative December 31, 2000 information)



                                    CONTENTS

                                                                   PAGE

Independent auditors' report                                       1 - 2

Financial statements:

     Statements of net assets available for benefits                 3

     Statement of changes in net assets available
      for benefits                                                   4

     Notes to financial statements                                 5 - 8

Supplemental schedule:

     Schedule of assets held for investment purposes                 9

                                [KKB LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

Administrative Committee
Sun Bancorp, Inc. 401(k) Plan
Selinsgrove, Pennsylvania

We have audited the statement of net assets available for benefits of Sun Bancorp, Inc.'s 401(k) Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2000 was audited by other auditors, whose report dated May 10, 2001 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.



                                  [LETTERHEAD]

Our audit was made for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.


                                            /s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 21, 2002

                          SUN BANCORP, INC. 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2001 AND 2000

                                          2001           2000
                                          ----           ----
Assets:
  Investments                         $5,136,019     $4,872,541
                                      ----------     ----------
  Receivables:
       Employer contribution             327,387        345,694
       Accrued investment income           3,344          9,457
                                      ----------     ----------
         Total receivables               330,731        355,151
                                      ----------     ----------
  Cash                                     1,226             72
                                      ----------     ----------
         Total assets                  5,467,976      5,227,764
                                      ----------     ----------
Liabilities                                1,093
                                      ----------     ----------
Net assets available for benefits     $5,466,883     $5,227,764
                                      ==========     ==========


                        See notes to financial statements

                          SUN BANCORP, INC. 401(K) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:
  Investment income (loss):
       Net depreciation in fair value of
        investments                                      $    (2,211)
    Interest                                                  19,386
    Dividends                                                 90,368
                                                         -----------
         Investment income, net                              107,543
                                                         -----------
  Contributions:
       Employer                                              504,451
       Participants' compensation                            378,518
       Participants' rollover                                269,563
                                                         -----------
         Total contributions                               1,152,532
                                                         -----------
         Total additions                                   1,260,075

Deductions from net assets attributed to
 benefit payments                                          1,020,956
                                                         -----------
Net increase                                                 239,119

Net assets available for benefits:
  Beginning of year                                        5,227,764
                                                         -----------
  End of year                                            $ 5,466,883
                                                         ===========


                        See notes to financial statements

                          SUN BANCORP, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2001
                (with comparative December 31, 2000 information)


1.       Description of plan:

         The following description of the Sun Bancorp, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General:
         The Plan is a defined contribution plan covering substantially all employees of Sun Bancorp, Inc. and its wholly-owned subsidiary, Sun Bank (collectively, "Sun"). The Plan contains two components, a 401(k) component (salary reduction contributions) and an employer defined contribution component. All employees who are 18 years of age before January 1 of the Plan year are eligible to participate in the 401(k) component. To become a participant in the employer defined contribution component, an employee must complete one year of service and attain age
         21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions:
         Each year, participants in the Plan may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Sun currently contributes on a discretionary basis 100 percent of the first 5 percent of participant contributions to the 401(k) component of the Plan. The Plan also provides for an employer discretionary contribution. Sun made a discretionary contribution of 5 percent based on eligible wages, as defined, to the defined contribution component of the Plan. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, one common stock and one money market fund as investment options for participants. Contributions are subject to certain limitations.

         Participant accounts:
         Each participant's account is credited with the participant's contribution and allocations of Sun's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                          SUN BANCORP, INC. 401(K) PLAN

                          YEAR ENDED DECEMBER 31, 2001
                (with comparative December 31, 2000 information)

1.       Description of plan (continued):

         Vesting:
         Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Sun's matching and defined contribution portion of their accounts and earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

         Payment of benefits:
         On termination of service due to retirement, death or disability, the vested balance of a participant's Plan account will be distributed in the form of a single sum payment or an annuity. For termination of service for other reasons, the Plan will distribute a participant's vested account balance upon request, in the form of a single sum payment or an annuity.

         Expenses of the Plan:
         Sun pays the Plan's administrative expenses.

2.       Summary of significant accounting policies:

         Use of estimates:
         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment valuation and income recognition:
         The Plan's investments are stated at fair value. Fair value for the money market fund is cost. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Common stock is carried at fair value based on quoted market values.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Forfeited accounts:
         When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures are used to reduce future employer contributions. Net assets include $23,000 at December 31, 2001 and $24,000 at December 31, 2000 of forfeited nonvested accounts. In 2001, employer contributions were reduced by $23,000 from forfeited nonvested accounts.

                          SUN BANCORP, INC. 401(K) PLAN

                          YEAR ENDED DECEMBER 31, 2001
                (with comparative December 31, 2000 information)


3.       Investments:

         The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2001 and 2000.

                                              2001           2000
                                              ----           ----
    Sun Bancorp, Inc.:
      Common Stock                      $1,014,690     $  757,917
      Money Market Fund                    557,184        451,039
    Federated Stock Trust Fund           1,047,576      1,167,810
    Fidelity Contra Fund                   738,561        892,722
    Federated GNMA Trust Fund              404,808        425,069
    Strong Common Stock Fund               388,281        344,130
    Homestate Pennsylvania
      Growth Fund                          354,386        384,664
    Vanguard Growth and Income Fund        334,454

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,211 as follows:

           Common stock                      $ 166,755
           Mutual funds                       (168,966)
                                             ---------
                                             $(  2,211)
                                             =========

4.       Plan termination:

         Although it has not expressed any intention to do so, Sun has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

5.       Income tax status:

         The Plan received a favorable determination letter from the Internal Revenue Service dated April 19, 1994. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                          SUN BANCORP, INC. 401(K) PLAN

                          YEAR ENDED DECEMBER 31, 2001
                (with comparative December 31, 2000 information)


6.       Reconciliation of financial statements to 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

  Net assets available for benefits
   per the financial statements                                        $5,466,883
  Amounts allocated to withdrawing
   participants                                                           478,069
                                                                       ----------
  Net assets available for benefits
   per the Form 5500                                                   $4,988,814
                                                                       ==========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to Form 5500:

  Benefits paid to participants per
   the financial statements                                            $1,020,956
  Add: Amounts allocated to withdrawing
   participants at December 31, 2001                                      478,069
  Less: Amounts allocated to withdrawing
   participants at December 31, 2000                                     (266,585)
                                                                       ----------
  Benefits paid to participants per
   Form 5500                                                           $1,232,440
                                                                       ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

                          SUN BANCORP, INC. 401(K) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2001
                                 EIN: 23-1102550
                                     PN 002

 (a)                (b)                            (c)                                (d)
                                                                                    Current
              Identity of issue          Description of investment                   value
------        -----------------          -------------------------                ----------
                 Mutual Funds            Federated Stock Trust Fund               $1,047,576
                                         Fidelity Contra Fund                        738,561
                                         Federated GNMA Trust Fund                   404,808
                                         Homestate Pennsylvania Growth
                                         Fund                                       354,386
                                         Strong Common Stock Fund                    388,281
                                         Vanguard Growth and Income
                                         Fund                                       334,454
                                         Harbor International Fund                   139,258
                                         Janus Flexible Income                       156,821

  *              Common Stock            Sun Bancorp, Inc.                         1,014,690

  *              Money Market            Sun Bancorp, Inc.
                                         money market fund, 1.75%
                                         interest rate                               557,184
                                                                                  ----------
                                         Total investments                        $5,136,019
                                                                                  ==========


  *  Party-in-interest